[ENDEAVOUR LOGO]
February 1, 2010
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4628
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Mr. John Lucas

Re:	Endeavour International Corporation
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-163781
Filed January 15, 2010
Dear Mr. Lucas:
     Set forth below are the responses of Endeavour International Corporation, a Nevada corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 1, 2010, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-3, File No. 333-163781, filed with the Commission on January 15, 2010 (the “Registration Statement”).
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.
Exhibit 5.1
1. We note your response to prior comments one and five from our letter to you dated January 8, 2010. However, the opinion continues to refer to warrants to purchase debt securities and preferred stock. It also refers in paragraph 4(a) to shares “or other securities” to be issued, apparently upon exercise of the warrants. These warrants are not described in the prospectus, and it does not appear that you intend to register the offer and sale of such warrants under this registration statement. Please obtain and file a revised opinion that opines only on the securities covered by the registration statement.

Securities and Exchange Commission
February 1, 2010

     Response:
     We acknowledge the Staff’s comment and Exhibit 5.1 has been revised accordingly.
Closing Comments
     Please direct any questions or comments regarding the foregoing to me at 713.307.8700 or S. Griffith Aldrich of Vinson & Elkins L.L.P. at 44.0.20.7065.6000.

Sincerely, Endeavour International Corporation
By:	/s/ Robert L. Thompson
Robert L. Thompson
Senior Vice President and Chief Accounting Officer

cc:	S. Griffith Aldrich, Vinson & Elkins L.L.P.